Via Facsimile and U.S. Mail
Mail Stop 4720

April 27, 2010

Mr. Daniel Starck
President, Chief Executive Officer, and Chief Operating Officer
CorVel Corporation
2010 Main Street, Suite 600, 92614
Irvine, CA 92614

Re: CorVel Corporation
From 10-K for the Period Ended March 31, 2009
Definitive Proxy Statement on Schedule 14A filed on July 6, 2009
From 10-Q for the Quarterly Period Ended September 30, 2009
File No. 000-19291

Dear Mr. Starck:

　　We have completed our review of the above filings and have no further comments at this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief